April 7, 2011

Lyn Shenk
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 3561
Washington, D.C. 20549

Re:	Cal-Maine Foods, Inc File No. 000-04892 Form 10-K: For the fiscal year ended May 29, 2010 Filed August 2, 2010

Dear Mr. Shenk:

This letter serves as the response of Cal-Maine Foods, Inc. (the “Company”) to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated March 18, 2011. The Staff comments have been reproduced in italics in this letter and the response of the Company to each comment is set forth immediately following the comment.

Form 10-K: For the fiscal year ended May 29, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Cost of Sales, page 20

1.
Please refer to your tabular disclosure of egg quantities produced, egg quantities purchased, average farm production cost per dozen of eggs produced, and average price per dozen of eggs purchased.  Based upon the amounts that have been disclosed, it appears that “cost of sales” as reported on your consolidated statements of income, may include costs that have not been attributed to “farm production” or egg purchases.  If so, please expand your disclosure to (i) describe and quantify any other material costs that are reported within “cost of sales” and (ii) discuss any material changes in those costs, if applicable.  In addition, if the amounts disclosed for “farm production costs” include “feed costs,” revise your disclosure to clarify that fact.  Please provide your revised disclosure as part of your response.

Response:  In future filings on Form 10-K, our discussion of cost of sales will appear as follows:

Cost of Sales

Cost of sales consists of costs directly related to production, processing and packing shell eggs, purchases of shell eggs from outside producers, processing and packing of liquid and frozen egg products and other non-egg costs.  Farm production costs are those costs incurred at the egg production facility, including feed, facility, hen amortization, and other related farm production costs.

The following table presents the key variables affecting our cost of sales.

	Fiscal Years Ended (52 weeks)		Quarter Ended (13 weeks)
(Amounts in thousands)	May 29, 2010	May 30, 2009	May 29, 2010	May 30, 2009
Cost of Sales:
Farm production	$362,338	$364,208	$86,464	$95,522
Processing and packaging	110,885	103,151	27,004	27,566
Outside egg purchases	192,818	200,345	44,923	43,733
Other costs	23,424	24,579	2,838	3,112
Total shell eggs	$689,465	$692,283	$161,229	$169,933
Egg products	24,177	29,689	5,880	5,353
Other	1,857	2,113	303	408
Total	$715,499	$724,085	$167,412	$175,694

Farm production cost (cost per dozen produced)
Feed	$0.349	$0.391	$0.327	$0.376
Other	0.217	0.218	0.223	0.217
Total	$0.566	$0.609	$0.550	$0.593

Outside egg purchases (average cost per dozen)	$1.167	$1.114	$1.183	$1.162

Dozen Produced	640,174	598,042	157,207	161,082
Dozen Purchased*	165,225	179,843	37,973	44,175
Dozen Sold	805,399	777,885	195,180	205,257

* Net of processing loss and inventory adjustments

Cost of sales for the fiscal year ended May 29, 2010 was $715.5 million, a decrease of $8.6 million, or 1.2%, as compared to cost of sales of  $724.1 million for fiscal 2009. On a comparable basis, dozens produced increased, dozens purchased from outside shell egg producers decreased and cost of feed ingredients decreased in fiscal 2010. The cost of the shell eggs purchased from outside producers increased due to the volume of specialty shell eggs purchased.   This fiscal year we produced 79% of the eggs sold by us, as compared to 77% for the previous year. Feed cost for fiscal 2010 was $.349 per dozen, compared to $.391 per dozen for the prior fiscal year, a decrease of 10.7%.  Gross profit decreased from 22.0% of net sales for fiscal 2009 to 21.4% of net sales for fiscal 2010.

On a comparable basis, excluding the Acquisitions, cost of sales for fiscal 2010 was $676.4 million, a decrease of $47.7 million, or 6.6%, as compared to cost of sales of $724.1 million for fiscal 2009.

Cost of sales for the thirteen-week period ended May 29, 2010 was $167.4 million, a decrease of $8.3 million, or 4.7%, as compared to cost of sales of $175.7 million for the thirteen-week period ended May 30, 2009.

Contractual Obligations page 27

2.	Please expand your contractual obligations table to include scheduled interest payments on your outstanding debt.

Response:  In future filings on Form 10-K our contractual obligations table will be expanded to included scheduled interest payments on our outstanding debt as follows:

Contractual Obligations

The following table summarizes future estimated cash payments, in thousands, to be made under existing contractual obligations. Further information on debt obligations is contained in Note 9, and on lease obligations in Note 8, of Notes to Consolidated Financial Statements.

	Total	2011	2012	2013	2014	2015	Over 5 years
Long-Term Debt (Principal)	$134,673	$29,974	$12,960	$13,066	$12,430	$20,292	$45,951
Long-Term Debt (Interest)	33,393	7,169	6,293	5,465	4,635	3,378	6,453
Operating Leases	5,372	1,747	1,177	977	449	357	665
Total	$174,438	$38,890	$20,430	$19,508	$17,514	$24,027	$53,069

We hereby acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosures in their filings;

●	Staff comments or changes, if any, to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses satisfactorily address the issues raised in your letter. We would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (601) 718-4220 should you have any questions or require further information.

Very truly yours,

/s/ Timothy A. Dawson

Timothy A. Dawson
Vice President, Chief Financial Officer, and Treasurer